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                              May 8, 2023

       Daniel J. Mathewes
       Senior Executive Vice President and Chief Financial Officer Hilton Grand Vacations Inc.
       6355 MetroWest Boulevard, Suite 180
       Orlando, FL 32835

                                                        Re: Hilton Grand
Vacations Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 1, 2023
                                                            File No. 001-37794

       Dear Daniel J. Mathewes:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Item 7 - Management's Discussion and Analysis of Financial Condition and Results of
       Operations
       Results of Operations, page 54

   1. We note your table on the top of page 57 that presents real estate profit. Please address the following:
                                                            Please tell us and
revise your filing to further clarify what is included and excluded in sales revenue and
real estate expense. In this regard, please provide additional information about
the excluded marketing revenues and related expenses.
                                                            With respect to the
marketing revenues and related expenses that are excluded, please tell us if these
are pass-through expenses with no mark up, if there is a mark-up, or if another scenario
applies.
                                                            Please clarify for
us and in your filing how you have derived the adjustment for sales and marketing
expense, net.
 Daniel J. Mathewes
Hilton Grand Vacations Inc.
May 8, 2023
Page 2
2. We note your presentation of real estate profit, financing profit, resort and club management profit, and rental and ancillary services profit (loss). Please tell us what consideration you gave to reconciling the aggregate of these measures to GAAP gross profit.
Consolidated Statements of Stockholders' Equity, page 78

3. We note you have presented the consolidated statements of stockholders equity for the years ended December 31, 2022 and 2021. Please tell us how you determined it was unnecessary to also present this statement for the year ended December 31, 2020.
         Reference is made to Rule 3-04 of Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Jennifer Monick,
Assistant Chief Accountant at (202) 551-3295 with any questions.



FirstName LastNameDaniel J. Mathewes                          Sincerely,
Comapany NameHilton Grand Vacations Inc.
                                                              Division of
Corporation Finance
May 8, 2023 Page 2                                            Office of Real
Estate & Construction
FirstName LastName